Filed by Graphic Packaging International Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934

Subject Company: Graphic Packaging International Corporation
Commission File No. 0-14060

Graphic Packaging International Corporation filed a Form 8-K on March 27, 2003, containing the following disclosure:

Item 5. Other Events and Regulation FD Disclosure

     On March 25, 2003, Graphic Packaging International Corporation, a Colorado corporation (the “Company”), Riverwood Holding, Inc., a Delaware corporation (“Riverwood”) and Riverwood Acquisition Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Riverwood (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and other related transaction documents, the Company will merge with and into Merger Sub (the “Merger”). Prior to consummation of the Merger, Riverwood will effect a stock split. In connection with the Merger, the shareholders of the Company will receive one share of Riverwood common stock and associated Riverwood shareholder rights for each share of Company common stock and associated Company shareholder rights they own immediately prior to the Merger. Upon completion of the transaction, holders of Company common stock will own 42.5% and holders of Riverwood common stock will own 57.5% of the common stock of Riverwood. The Merger Agreement has been approved by the respective Boards of Directors of the Company and Riverwood. Consummation of the Merger is subject to customary conditions, including approval by the Company’s shareholders and regulatory approvals. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. A joint press release announcing the execution of the Merger Agreement was issued on March 26, 2003, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Riverwood and certain major shareholders of the Company entered into a Voting Agreement dated March 25, 2003 (the “Voting Agreement”) pursuant to which the shareholders agreed to vote for the Merger and against any other transaction involving the Company. In addition, pursuant to the Voting Agreement and as a condition to the effectiveness of the Merger, the holder of the Company’s 10% Series B Convertible Preferred Stock (the “Preferred Stock”) has agreed to convert all of the outstanding shares of the Preferred Stock into Company common stock in exchange for a payment of the present fair value of future dividends on the Preferred Stock that would have been payable by the Company until the Preferred Stock could have been redeemed by the Company. A copy of the form of Voting Agreement is included as Exhibit 1(b) to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated by reference.

     Also, in connection with the execution of the Merger Agreement, the Company has entered into a First Amendment to Rights Agreement dated March 24, 2003 (the “Amendment”)

which amends the Rights Agreement entered into between the Company and Wells Fargo Bank Minnesota, N.A., (successor in interest to Norwest Bank Minnesota, N.A.), as Rights Agent. The Amendment provides that the execution and delivery of the Merger Agreement and the Voting Agreement and the consummation of the transactions contemplated by the Merger Agreement does not constitute a Triggering Event (as such term is defined in the Rights Agreement). A copy of the Amendment is attached hereto as Exhibit 10.1.

     The foregoing descriptions are qualified in their entirety by reference to the full text of the exhibits attached hereto.

     A copy of the Merger Agreement and the form of Voting Agreement were filed as exhibits to the Form 8-K and are incorporated by reference into this filing.

     A copy of the Amendment and the joint press release announcing the Merger were also filed as exhibits to the Form 8-K and are incorporated by reference into this filing.

Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.